As filed with the Securities and Exchange Commission on August 13, 2014

File No.  812-14093

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),
FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND
18(i) OF THE 1940 ACT, AND FOR AN ORDER PURSUANT TO SECTION 17(d)
UNDER THE 1940 ACT AND RULE 17d-1 THEREUNDER.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND
MORGAN CREEK CAPITAL MANAGEMENT, LLC

TOWN HALL CAPITAL, LLC

Written and oral communications regarding this Application should be addressed to:

David James
State Street Bank and Trust Company
4 Copley Place, 5th Floor
Mail Stop CPH 0326
Boston, MA 02116
(617) 662-1742

With copies of written communications to:

Bibb L. Strench, Esquire
Seward & Kissel LLP
901 K Street N.W.
Washington, DC 20001

This Application (including Exhibits) contains 24 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MORGAN CREEK GLOBAL EQUITY LONG/ SHORT INSTITUTIONAL FUND MORGAN CREEK CAPITAL MANAGEMENT, LLC TOWN HALL CAPITAL, LLC
AMENDMENT NO. 3 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) UNDER THE 1940 ACT AND RULE 17d-1 THEREUNDER

Investment Company Act of 1940
File No. 812-14093

I. THE PROPOSAL

1.    Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”), Morgan Creek Capital Management, LLC (the “Adviser”) and Town Hall Capital, LLC (the “Distributor”), each located at 301 West Barbee Chapel Road, Chapel Hill, NC 27517 (together, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) and pursuant to Section 17(d) under the 1940 Act and Rule 17d-1 thereunder, granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, to permit the Applicants’ Fund to offer investors multiple classes of shares (“Classes”), with varying sales loads and asset based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or the Distributor or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser or the Distributor, acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Fund, the “Funds”).1 Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

1	The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

2.    The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The investment objective of the Fund is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets.

Historically, the Fund has been part of a “fund-of-hedge funds” investment program that provided a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers.  The Fund also makes direct investments in securities.  Prior to July 1, 2014, the Fund sought to achieve its investment objective by investing all or substantially all of its assets in the Global Equity Long/Short Master Fund (the “Master Fund”).  On July 1, 2014, the Fund despoked from the Master Fund and invests directly in the Portfolio Funds.

3.    Subscriptions may be submitted to, and are received by, the Fund throughout any given month, but are accepted at the same time once per month.  The Fund accepts monthly subscriptions on an ongoing basis.  All subscriptions accepted by the Fund are accepted on the first business day of each calendar month and the Fund’s shares are priced at the net asset value per share (“NAV”) as of that date.  As disclosed in the Fund’s Registration Statement, investors in the Fund must certify that they are an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).  Investors who purchase shares of the Fund, and other persons who acquire shares become shareholders of the Fund (the “Shareholders”).

The Fund currently issues a single class of shares (the “Initial Class”) that is not currently subject to any sales loads, Rule 12b-1 distribution fee, Rule 12b-1 service fee or non-Rule 12b-1 service fee. The Fund also does not pay any shareholder servicing fees.2   It is proposed that the Fund would create additional classes of shares pursuant to Rule 18f-3 (the “New Classes” or “Classes”). Each New Class will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if such rules applied to closed-end management investment companies (“Distribution and Service Plan”). The Applicants note that the Distribution and Service Plan will be adopted voluntarily in a manner consistent with Rule 12b-1, including securing shareholder approval, as needed.

2
The Adviser acts as servicing agent to the Fund, whereby it provides or procures certain shareholder servicing and administrative assistance. Shareholder servicing entails the provision of personal, continuing services to investors in the Fund and administrative assistance. The Adviser, acting in the capacity of a servicing agent, may, in turn, retain certain parties to act as sub-servicing agents to assist with shareholder servicing and administration. In such cases, the Adviser, not the Fund, may compensate the sub-servicing agent for the services they provide. The Adviser does not receive a fee for acting as servicing agent to the Fund.  Upon the granting of the exemption, the Fund will discontinue any current arrangements in which the Adviser pays for shareholder services to sub-servicing agents.

All distribution fees (“Distribution Fees”) and service fees (“Service Fees”) with respect to any New Class would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to the applicable class. Under the proposed and any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Service Fees  will comply with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”)3.  Applicants note that, prior to adoption, the Distribution and Service Plan will be approved by a majority of the Board of Trustees of the Fund, (the “Board”), including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.

From time to time, the Board of the Fund may create and offer additional New Classes, or may vary the characteristics described above of the Initial Class and New Class.

4.    The Fund’s shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require the Fund to redeem shares, the Fund may from time to time offer to repurchase shares pursuant to written tenders by Shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders.  Repurchases of the Fund’s shares are made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to Repurchase shares, the Board of Trustees of the Fund considers a variety of operational, business and economic factors. The Adviser ordinarily recommends that the Board authorize the Fund to offer to Repurchase shares from Shareholders quarterly on or about March 31, June 30, September 30 and December 31, based on the then current NAV. As discussed above, the Fund’s Repurchases would be conducted pursuant to Rule 13e-4 under the 1934 Act.

5.    As with open-end management investment companies that issue multiple classes pursuant to Rule 18f-3 under the 1940 Act, the different Classes of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based Distribution Fee and/or Service Fee). Thus, the net income attributable to, and any dividends payable on, each Class will differ from each other from time to time. As a result, the NAV of the Classes may differ over time.

3	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

6.    In addition to the Initial Class, the Fund currently expects to offer a New Class which would be offered pursuant to a Distribution and Service Plan at NAV and would be subject to sales load, a Distribution Fee and a Service Fee.  To the extent permitted by applicable statute, rule or regulation, such Service Fee may include, but are not limited to, (a) costs of printing and distributing a Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (b) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing Shareholders; (c) an allocation of overhead and other branch office distribution-related expenses of the Distributor or a broker dealer; (d) payments made to, and expenses of, the Distributor or a broker dealer (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund Shareholders in connection with the distribution of the Classes, including but not limited to, office space and equipment, communication facilities, answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-accounting and recordkeeping services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining Shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, maintaining and servicing Shareholder accounts (including the payment of a continuing fee to financial consultants); and (e) interest-related expenses. Applicants represent that the Distribution Fee and Service Fee will comply with the provisions of the NASD Conduct Rule 2830.

The New Class would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of NASD Conduct Rule 2830, as if it applied to the Funds.  The Initial Class would continue to be offered at NAV, without being subject to a Distribution Fee or Service Fee.  The Initial Class would not be subject to a sales load. The structure of the proposed Classes are described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”

7.    Additional Classes of the Fund may be added in the future including classes that may be offered with sales loads, Distribution Fees and/or Service Fees. Any additional Classes subject to a Distribution and Service Plan would be offered at NAV, plus any applicable sales charge, and would comply with Rule 12b-1 under the 1940 Act and NASD Conduct Rule 2830.

8.    A number of precedents exist for the implementation of a multiple-class system for closed-end funds substantially similar to the relief sought by Applicants.

II. STATEMENT OF FACTS

A.	The Applicants

1.    The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company.  The Fund is also registered under the 1933 Act. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of Delaware on October 4, 2010.

2.    The Adviser is a limited liability company organized under the laws of the state of North Carolina. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is the investment adviser to one other management investment company registered under the 1940 Act and 1933 Act.

3.    The Distributor is registered with the Commission as a broker/dealer under the 1934 Act and acts as the principal underwriter of the Fund. The Distributor is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser.

B.	Current Structure and Characteristics

1.    The Fund continuously offers shares pursuant to its then currently effective Registration Statement on Form N-2 (File Nos. 333-169083 and 811-22461), in accordance with the 1933 Act and the 1940 Act.

2.    The Fund does not, however, continuously redeem shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. Furthermore, it is not expected that any secondary market will ever develop for the Fund’s shares. However, in order to provide a limited degree of liquidity to Shareholders, the Fund from time to time offers to Repurchase shares at their then-current NAV pursuant to Rule 13e-4 under the 1934 Act. Repurchases are made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion.  The Fund currently offers shares of the Initial Class at NAV.

C.	Proposed Class Structure and Characteristics

1.    Effective July 1, 2014, the Fund despoked from the Master Fund. Following the despoking, the Fund continuously offers shares in the manner described paragraph 1 below. The Fund proposes to offer multiple Classes, such as the Initial Class and New Class, described below. Additional Classes may permit an investor to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor and may allow the Fund to raise capital through different distribution channels. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and services expenses.

2.    The New Class would be subject to: (1) minimum purchase and eligible investor requirements, (2) sales load, (3) Service Fee; and (4) the Distribution Fee, pursuant to the Distribution and Service Plan. As is disclosed in the Fund’s prospectus, the Fund may waive the minimum purchase requirements for certain investors.

3.    The Initial Class would continue to be subject to minimum purchase and eligible investor requirements and would be offered at NAV. without being subject to a sales load or Distribution Fee or Service Fee pursuant to the Distribution and Service Plan. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and services expenses.

4.    Actual fees approved and adopted may vary, but a Class could not have Service Fees and/or Distribution Fees subject to a Distribution and Service Plan in excess of the limits set forth in NASD Conduct Rule 2830.

5.    All expenses incurred by the Fund will be allocated among its various Classes based on the net assets of the Fund attributable to each such Class, except that the NAV and expenses of each Class will reflect the expenses associated with the Distribution and Service Plan of that Class (if any), Service Fee (if applicable), and any other incremental expenses of that Class (including transfer agency fees, if any).

6.    In addition to the Distribution Fee and Service Fee, each Class of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2) legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Class materials such as Shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific Class;

(4) Commission registration fees incurred by a specific Class;

(5) expenses of administrative personnel and services required to support the Shareholders of a specific Class;

(6) Trustees’ fees incurred as a result of issues relating to a specific Class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific Class;

(9) account expenses relating solely to a specific Class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific Class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.

7.    Any income, gain, loss and expenses of the Fund not allocated to specific Classes as described above shall be charged to the Fund and allocated to each Class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

8.    From time to time, the Board of the Fund may create and offer additional Classes, or may vary the characteristics of the Classes described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such Class; (2) voting rights with respect to a Distribution and Service Plan as to such Class; (3) different class designations; (4) the impact of any Class expenses directly attributable to a particular Class of shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAV resulting from differences in fees under a Distribution and Service Plan or in Class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its Classes at the same time, in the same proportional amounts and on the same terms, except for differences in NAV resulting from differences in fees under a Distribution and Service Plan or in Class expenses.

9.    Because of the different sales loads, Distribution Fees, Service Fee, and any other Class expenses that may be attributable to the different Classes, the net income attributable to, and any dividends payable on, each Class may differ from each other from time to time. As a result, the NAV of the Classes may differ over time. Expenses of the Fund, respectively allocated to a particular Class of the Fund’s shares will be borne on a pro rata basis by each outstanding share of that Class.

III. EXEMPTIONS REQUESTED

The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple Classes of the Fund or the Applicants’ other Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

The Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Funds to pay asset-based Distribution Fees and/or Service Fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates.  In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V. DISCUSSION

A.	Background

1.    In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.4 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

2.    Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.5

3.    One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

4.    Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.6 Rule 23c-3 was adopted in April 1993.7  Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.8

4	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

5	Id. at 424.

6	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

7	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).

8	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 7.

5.    Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system substantially similar to that for which Applicants seek relief. See, e.g., Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order), Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order), CPG Carlyle Private Equity Fund, LLC, et al. Inv. Co. Act. Rel. Nos. 30859 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order), Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order), Permal Hedge Strategies Fund, et al., Inv. Co. Act. Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order), ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (November 8, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the 1940 Act

1.    Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple Classes of the Fund or the Applicants’ other Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.  The Applicants represent that no fund in a master-feeder structure will participate in the requested relief in this application.

2.    A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3.   Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

4.    The multiple class system proposed herein (the “Multiple Class System”) may result in one Class having “priority over [another] Class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different Classes may pay different Distribution Fees, different Services Fees, and any other expenses (as described above in Section I.3) that should be properly allocated to a particular Class, and (2) each Class would be entitled to exclusive voting rights with respect to matters solely related to that Class. Applicants state that the creation of multiple Classes of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

5.    Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new Classes without having to create new funds. Applicants believe that current and future Shareholders will benefit if new Classes with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor. The proposed system would permit the Fund or the Applicants’ other Funds to facilitate the distribution of Classes through diverse distribution channels and would provide investors with a broader choice of Shareholder options.

6.    By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new Classes, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional share Classes of the Fund.

7.    Under the Multiple Class System, holders of each Class may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be if the Classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

8.    The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.9

9.    Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

10.  Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of shares, except for differences related to Repurchases.

9
See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

11.  In particular, the Fund proposes to offer shares continuously at NAV. It is anticipated that differences among Classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.10 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple Classes on those contained in Rule 18f-3.

12.  Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Applicants are also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each Class offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each Class offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports11 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.12  The Fund will include any such disclosures in its Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. The Applicants will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.13  The Fund or the Distributor will contractually require that any other distributor of the Fund’s shares to comply with such requirements in connection with the distribution of Classes of the Fund.

10
See, Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order), Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order), CPG Carlyle Private Equity Fund, LLC, et al. Inv. Co. Act. Rel. Nos. 30859 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order), Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order),e.g. Permal Hedge Strategies Fund, et al., Inv. Co. Act. Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order), ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (November 8, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 9, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811 (April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

11	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

12	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

13
Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.14 Applicants will comply with all such applicable disclosure requirements.

13.  The requested relief is substantially similar to prior exemptions granted by the Commission to Multi-Strategy Growth & Income Fund, Total Income+ Real Estate Fund, CPG Carlyle Private Equity Fund, LLC, Blackstone Alternative Alpha Fund, et al., Permal Hedge Strategies Fund, ASGI Agility Income Fund, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.15 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

14	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules12d1-1, et seq. of the 1940 Act.

15	In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

C.     Distribution Fees and/or Service Fees and Contingent Deferred Sales Charges.

1.    Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose Distribution Fees and/or Service Fees (in a manner similar to Rule 12b-1 fees for an open-end investment company).  Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies.  Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose Distribution Fee and/or Service Fee.

2.    Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations.  Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

3.    In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants.  Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval.  The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

4.    The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company.  Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing Distribution Fees and/or Service Fees under Rule 12b-1.  Applicants note that, at the same time the Commission adopted Rule 12b-1,16 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1.  In its adopting release, the Commission stated:

16	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Release 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.17

5.    Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Classes should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.  Accordingly, Applicants undertake to comply, and undertake that the Fund’s Distribution Fees and Service Fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

6.    Rule 6c-10 under the 1940 Act permits open-end investment companies to impose contingent deferred sales charges (“CDSCs”), subject to certain conditions.  Although the Fund does not anticipate imposing CDSCs, the Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies.  The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs.  Additionally, to the extent a Fund may determine to waive, impose scheduled variations of, or eliminate sales charges, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, as amended from time to time or replaced, as if that rule applied to closed-end management investment companies.

17	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VI. APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to authorize and issue securities other than the Initial Class as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit. The Board adopted resolutions for the Fund, attached hereto as Exhibit B, authorizing the Applicants to file the Application with the Commission.

VIII. CONCLUSION

1.    For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2.    All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Morgan Creek Global Equity Long/Short Institutional Fund

Mark W. Yusko is authorized to sign and file this document on behalf of Morgan Creek Global Equity Long/Short Institutional Fund pursuant to the authority granted to him as Chairman, President and Trustee under the Declaration of Trust.

/s/ Mark W. Yusko
By: Mark W. Yusko
Title: Chairman, President and Trustee
Date: August 13, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Executive Officer and Chief Investment Officer of Morgan Creek Capital Management, LLC (the “Adviser”), Mark. W. Yusko is authorized to sign and file this document on behalf of the Adviser.

Morgan Creek Capital Management, LLC

/s/ Mark W. Yusko
By: Mark W. Yusko
Title: Chief Executive Officer and Chief Investment Officer
Date: August 13, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Compliance Officer of Town Hall Capital, LLC (the “Distributor”), Joseph Gil is authorized to sign and file this document on behalf of the Distributor.

Town Hall Capital, LLC

/s/ Joseph Gil
By: Joseph Gil
Title: Chief Compliance Officer
Date: August 13, 2014

List of Attachments and Exhibits

Exhibit A

1.      Verification of Morgan Creek Global Equity Long/Short Institutional Fund
2.      Verification of Morgan Creek Capital Management, LLC
3.      Verification of Town Hall Capital, LLC

Exhibit B

Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Morgan Creek Global Equity Long/Short Institutional Fund

State of North Carolina	)
)
County of Orange	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”); that he is Chairman, President and Trustee of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark W. Yusko
By: Mark W. Yusko
Title: Chairman, President and Trustee
Date: August 13, 2014

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Morgan Creek Capital Management, LLC

State of North Carolina	)
)
County of Orange	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Morgan Creek Capital Management, LLC; that he/she is the Chief Executive Officer and Chief Investment Officer of Morgan Creek Capital Management, LLC and as such has the authority to sign and file this document on behalf of Morgan Creek Capital Management, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark W. Yusko
By: Mark W. Yusko
Title: Chief Executive Officer and Chief Investment Officer
Date: August 13, 2014

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Town Hall Capital, LLC

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Town Hall Capital, LLC; that he is the Chief Compliance Officer of Town Hall Capital, LLC and as such has the authority to sign and file this document on behalf of Town Hall Capital, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph Gil
By: Joseph Gil
Title: Chief Compliance Officer
Date: August 13, 2014

EXHIBIT B

RESOLUTIONS OF BOARD OF TRUSTEES OF MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption (the “Exemptive Application”), and any amendments thereto, which would allow the Fund to, among other things: offer multiple classes of shares of a closed-end fund, whereby such Exemptive Application shall be filed under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(c) and 18(i) of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, all as more fully described in the Exemptive Application; and further

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.